



SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
186
SECTION

SECI 07002013 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Street Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Rockefeller Plaza, 14th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas H. Luehs (212) 350-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas H. Luehs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Street Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

SWORN TO ME ON THIS 07 DAY OF [illegible] 2007

Notary Public

JOAUIN VERGEU SANCHEZ
Notary Public, State of New York
No. 0 [illegible]
Qualified in Bronx County
Commission Expires May 31, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
186
SECTION

WILLIAM STREET ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

The Managing Member
William Street Advisors, LLC

We have audited the accompanying statement of financial condition of William Street Advisors, LLC (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of William Street Advisors, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 12, 2007

WILLIAM STREET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 827,638
Accounts receivable	516,500
Investment in common stock, at fair value	865,000
Total Assets	$ 2,209,138
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses payable	$ 266,000
Due to Parent	492,150
Total Liabilities	758,150
Member's Equity	1,450,988
Total Liabilities and Member's Equity	$ 2,209,138

The accompanying notes are an integral part of these financial statements.

WILLIAM STREET ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Organization:

William Street Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded in May, 2001 under the laws of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates one office in New York City, NY. The Company is wholly owned by the Chart Group, L.P. (the "Parent").

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions. Securities received as part of success fees are recorded at their current fair market value based on their current quoted market price or at fair value as determined by the Company.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state, and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual partners. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Significant Accounting Policies (Cont'd):

Investment in Common Stock:

Investment in common stock is stated at fair market value based on fair value as determined by the Company. Fair value is determined based upon quoted market prices, recent transactions involving similar securities and other factors. These estimated values may differ materially from the value that would have been used had a ready market existed.

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2006, the Company had net capital of $66,177, which exceeded its requirement by $61,177. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2006 this ratio was 11.46:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2006, the Company provided services to two major customers, resulting in revenues of approximately 84% of total revenues.

Note 5 - Transactions with Related Parties:

The Company has entered into a service agreement with its Parent under which it is charged for its allocable share of office rent and related office expenses.

In addition, the Company reimburses the Parent for its share of salaries and related expenses paid by the Parent for employees of the Parent who provide services for the Company, principally in generating advisory and success fees.

Due to Parent represents amounts due under these agreements net of payments made during year.

END